SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Anika Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

035255108
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035255108	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,423,493 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,423,493 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,423,493 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 035255108	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,423,493 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,423,493 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,423,493 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 035255108	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON William Jellison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,700 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 035255108	SCHEDULE 13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership (“Caligan”), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the “Caligan Fund”), and managed accounts (the “Caligan Accounts”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts;

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Johnson”, together with Caligan and Caligan Partners GP, LLC, the “Caligan Parties”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts; and

(iii) William Jellison (“Mr. Jellison”) with respect to the shares of Common Stock held directly by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Reporting Persons is 515 Madison Avenue, 8th Floor, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management. The principal occupation of Mr. Jellison is as a corporate director.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 035255108	SCHEDULE 13D/A	Page 6 of 10 Pages

(f)	Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen. Caligan Partners GP LLC is a Delaware limited liability company. Mr. Jellison is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Caligan Parties used a total of approximately $33,228,745 (excluding brokerage commissions) to acquire the shares of Common Stock held by the Caligan Fund and Caligan Accounts. The source of the funds used to acquire the shares of Common Stock reported herein as beneficially owned by the Caligan Parties was the working capital of the Caligan Fund and the Caligan Accounts.

Mr. Jellison used a total of approximately $70,351 to acquire the shares of Common Stock reported herein as beneficially owned by him was derived from his personal account.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Caligan believes the Issuer’s securities are significantly undervalued and represent a compelling investment opportunity. On March 6, 2024, the Caligan Fund submitted to the Issuer a notice of its intention to nominate (“Nomination Notice”) two individuals – Messrs. Johnson and Jellison (collectively, the “Nominees”) – for election to the Board in connection with the Issuer’s 2024 annual meeting of stockholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(d) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 14,640,886 shares of Common Stock outstanding as of October 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 3, 2023.

By virtue of the Nominee Agreement (as defined in Item 6 of this Amendment No. 2), the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the “group” may be deemed to beneficially own an aggregate of 1,426,193 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 035255108	SCHEDULE 13D/A	Page 7 of 10 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons, the Caligan Fund and the Caligan Accounts) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

Caligan entered into an agreement with Mr. Jellison (the “Nominee Agreement”) pursuant to which Caligan has agreed to defend and indemnify Mr. Jellison against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. Mr. Jellison received compensation under the Nominee Agreement in the amount of $50,000 and will receive an additional $50,000 within five business days of the submission of the Nomination Notice, the after-tax proceeds of both of such payments of which he agreed to reinvest in the purchase of shares of Common Stock following the submission of the Nomination Notice but was satisfied by the purchases of Common Stock represented in Annex A of this Amendment No. 2.

This description of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, the form of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

CUSIP No. 035255108	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 99.2:	Joint Filing Agreement.
Exhibit 99.3:	Form of Nominee Agreement.

CUSIP No. 035255108	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON

/s/ William Jellison
WILLIAM JELLISON

CUSIP No. 035255108	SCHEDULE 13D/A	Page 10 of 10 Pages

ANNEX A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Caligan Fund and Caligan Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

02/01/2024	600	23.175	22.95-23.58
02/02/2024	6,777	23.188	22.95-23.77
02/05/2024	3,334	23.0713	22.82-23.62
02/13/2024	2,227	23.1819	23.09-23.99
02/16/2024	2,062	24.4922	24.05-24.87
02/21/2024	14,000	24.3873	23.75-24.71
02/22/2024	20,451	24.9053	24.16-25.16
02/22/2024	4,549	25.1957	25.165-25.26
02/22/2024	(130,000)	25.00
02/23/2024	5,692	25.1628	24.61-25.5978
02/23/2024	19,308	25.9525	25.615-26.24
02/26/2024	85,726	25.8096	25.225-26.00
02/27/2024	10,200*	25.26
02/27/2024	93,274	25.3501	24.74-25.66
02/27/2024	(10,200)*	25.26
02/28/2024	17,500	25.0622	24.78-25.125
03/04/2024	23,266	25.5873	25.15-26.00
03/05/2024	103,467	26.4453	25.89-26.60
03/06/2024	69,900	27.1275	26.54-27.34

* Represents a rebalancing transaction between the Caligan Fund and the Caligan Accounts. Mr. Jellison
Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

03/05/2024	2,700	26.0560	26.00-26.15